UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF

1934

(Amendment No. 5)

EURAND N.V.

(Names of Subject Company)

a public limited liability company organized under the laws of The Netherlands

AXCAN PHARMA HOLDING B.V.

(Name of Filing Persons (Offeror))

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

AXCAN HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

N31010106

(CUSIP Number of Class of Securities)

Axcan Pharma Holding B.V.

Axcan Holdings Inc.

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

Attention: Dr. Frank Verwiel, President & CEO

(908) 927-9600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$627,951,984.00	$44,772.98

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $12.00 per share of ordinary stock of Eurand, N.V., par value €0.01 per share, (“Shares”) by 52,329,332, which is the sum of (i) 48,020,637 Shares outstanding, which represents the number of Shares that Eurand N.V. has advised Axcan Pharma Holding B.V. and Axcan Holdings Inc. was outstanding as of December 16, 2010 and (ii) 4,308,695 Shares issuable pursuant to stock options as of November 29, 2010, as set forth in the Share Purchase Agreement, dated as of November 30, 2010, between Eurand N.V., Axcan Pharma Holding B.V. and Axcan Holdings Inc., as amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,772.98	Filing Party: Axcan Pharma Holding B.V.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2010, as amended by Amendment No. 1 to Schedule TO filed on January 11, 2011, Amendment No. 2 to Schedule TO filed on January 19, 2011, Amendment No. 3 to Schedule TO filed on January 20, 2011 and Amendment No. 4 to Schedule TO filed on January 25, 2011 (which, together with any subsequent amendments and supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, par value €0.01 per share (“Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Eurand”) at a price of $12.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 21, 2010, a copy of which is attached as Exhibit (a)(1)(A) (which, together with Supplement No. 1 to the Offer to Purchase and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as amended by Amendment No. 1 to Schedule TO, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in (1) the subheading “How long do I have to decide whether to tender my Shares in the Offer” on page S-iv of the “Summary Term Sheet” of the Offer to Purchase (as amended by Amendment No. 3 to the Schedule TO) and (2) Section 1 – “Terms of the Offer” on pages 5 and 6 of the Offer to Purchase (as amended by Supplement No. 1 to the Offer to Purchase and Amendment No. 3 to the Schedule TO) are hereby amended and supplemented by adding the following paragraph as the final paragraph of the subsection or section, respectively:

“On January 31, 2011, Parent, Purchaser and Eurand issued a press release announcing that the Offer, scheduled to expire at 12:01 a.m., New York City time, on February 3, 2011, has been extended to 12:01 a.m., New York City time, on February 11, 2011, unless the Offer is further extended or earlier terminated. As of 5:00 p.m., New York City time on January 28, 2011, a total of 39,539,344 Shares, or approximately 82.301% of the Shares outstanding, had been tendered and had not been withdrawn from the Offer. The joint press release announcing the extension of the Offer is attached to Schedule TO as Exhibit (a)(5)(D).”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(D)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 31, 2011.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011

AXCAN PHARMA HOLDING B.V.

By:	ATC Management B.V., its Managing Director A

/s/ Mr. Ronald Arendsen
Name: Mr. Ronald Arendsen
Title: Authorized Person

/s/ Mr. Tijn van Hooven
Name: Mr. Tijn van Hooven
Title: Authorized Person

By:	/s/ Mr. Richard Tarte
Name: Mr. Richard Tarte
Title: Managing Director B

AXCAN HOLDINGS INC.

By:	/s/ Dr. Frank Verwiel
Name: Dr. Frank Verwiel
Title: President and Chief Executive Officer

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 21, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on December 21, 2010.*

(a)(1)(G)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on December 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Issuer on Form 6-K filed by Eurand N.V. with the Securities and Exchange Commission on December 1, 2010).*

(a)(1)(H)	Supplement No. 1 to Offer to Purchase, dated January 11, 2011. **

(a)(5)(A)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 19, 2011. ***

(a)(5)(B)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 20, 2011.****

(a)(5)(C)	Press Release issued by Axcan Intermediate Holdings Inc. on January 25, 2011.******

(a)(5)(D)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 31, 2011.

(b)(1)	Second Amended and Restated Commitment Letter, dated as of December 15, 2010, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, Barclays Bank PLC, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc.*****

(d)(1)	Tender Agreement, dated as of November 30, 2010, between Mr. Faherty and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(2)	Tender Agreement, dated as of November 30, 2010, between the Warburg Funds and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(3)	Conformed copy of Share Purchase Agreement, dated as of November 30, 2010 and as amended by Amendment No. 1, dated as of December 16, 2010 between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*#

(d)(4)	Confidentiality Agreement, dated July 13, 2010 among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(5)	Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(6)	Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(7)†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Pharma US, Inc. (f/k/a Axcan Scandipharm Inc.), as amended by Amendment No. 1, dated March 23, 2007 (incorporated by reference to Exhibit 10.5 to Axcan Intermediate Holdings Inc. Registration Statement on Form S-4 filed on October 7, 2008).*

Exhibit No.	Description

(d)(8)	Amendment No. 1, dated as of December 16, 2010, to Share Purchase Agreement, dated as of November 30, 2010, between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V.**

(g)	None.

(h)	None.

†	Axcan Intermediate Holdings Inc. requested confidential treatment for certain provisions of this exhibit, portions of which were omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed with the Tender Offer Statement on Schedule TO filed on December 21, 2010.
**	Previously filed with Amendment No. 1 to Schedule TO filed on January 11, 2011.
***	Previously filed with Amendment No. 2 to Schedule TO filed on January 19, 2011.
****	Previously filed with Amendment No. 3 to Schedule TO filed on January 20, 2011.
*****	Previously filed with Amendment No. 3 to Schedule TO filed on January 20, 2011 to replace Exhibit (b)(1) previously filed as Exhibit (b)(1) with Amendment No. 1 to Schedule TO filed on January 11, 2011.
******	Previously filed with Amendment No. 4 to Schedule TO filed on January 25, 2011.
#	Schedules have been omitted. Axcan Pharma Holding B.V. and Axcan Holdings Inc. undertake to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

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